Exhibit 99.1

SALE AND PURCHASE AND VOTING AGREEMENT

This Agreement is made this fourth day of June 2008.

BETWEEN:

(1)         STAPLES ACQUISITION B.V., a company incorporated under the laws of The Netherlands, having its statutory seat in Amsterdam, The Netherlands (“Staples”); and

(2)         [•], a company incorporated under the laws of [•], having its office address at [•] ([•]) (the “Selling Shareholder”).

WHEREAS:

(A)        On 19 May 2008, the Staples made a public offer to acquire inter alia all the issued and outstanding ordinary shares in the share capital of Corporate Express N.V. (the “Company”) with a nominal value of EUR 1.20 each (the “Shares”) against a consideration in cash of EUR 8.00 per Share (the “Offer”), as set out in the offer memorandum as published on 19 May 2008, as amended from time to time;

(B)         On 21 May 2008 the Company and Lyreco SAS announced their intention to combine both companies (the “Lyreco Transaction”).

(C)         As at the date hereof, the Selling Shareholder owns and holds, and as at the Record Date (as defined below) it legally and beneficially held, [•] Shares (the “Subject Shares”) and, therefore, the Selling Shareholder has the power to exercise the voting rights attached to the Subject Shares.

(D)        On 3 June 2008, Staples announced an increase in its offer price for the Shares to EUR 9.15 per Share (the “Purchase Price”) and the Selling Shareholder hereby wishes to sell the Subject Shares to Staples for the Purchase Price.

(E)         The transfer of the Subject Shares from the Selling Shareholder to Staples pursuant to this Agreement is taking place after the record date announced for the Company’s extraordinary shareholders meeting on 18 June 2008, as set out in Company’s press release of 29 May 2008 (the “Record Date”) and Staples shall therefore not have the power to exercise the votes attached to the Subject Shares during the Company’s extraordinary shareholders meeting scheduled for 18 June 2008 (the “EGM”, which term is deemed to include any general meeting of shareholders for which the Company has set or will set a record date prior to the date on which the Subject Shares will have been transferred to Staples pursuant to Clause 1.2). Therefore, the parties hereto wish to enter into the arrangements described below relating to the exercise of votes attached to the Subject Shares.

(F)         The Selling Shareholder is of the view that the sale of the Subject Shares provides value that is preferable to the uncertainties and risks in realising value through the Lyreco Transaction.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.           SALE AND PURCHASE AND TRANSFER

1.1         The Selling Shareholder hereby sells the Subject Shares to Staples, who hereby purchases the Subject Shares for the Purchase Price.

1.2         The Selling Shareholder shall deliver the Subject Shares via its securities account to Staples, or another legal entity designated by Staples, by means of transferring such shares to the securities account to be designated by Staples, against payment of the Purchase Price in respect of each such delivered Subject Share within 3 trading days of the date of execution of this Agreement.

2.           VOTING COMMITMENT

2.1         The Selling Shareholder hereby represents and confirms that at the date of this Agreement it legally and beneficially holds, and that at the Record Date it legally and beneficially held, and that it has the power to exercise the voting rights attached to, the Subject Shares at the EGM.

2.2         The Selling Shareholder hereby undertakes (i) to validly register the Subject Shares and voting powers of attorney relating to the exercise of the voting rights attached to the Subject Shares prior to 16 June 2008 (the “Registration Date”) or any later date to be set by the Company in the convening notice for any other EGM and to take any and all other measures, necessary or appropriate, to ensure that a representative of Staples or Staples Inc. will be able to represent the Selling Shareholder and can exercise the voting rights attached to the Subject Shares during any such EGM and (ii), without prejudice to sub paragraph (i) above and if deemed appropriate by Staples, with respect to any votes made at any EGM, to follow  the written voting instructions of Staples with respect to the exercise of the votes attached to the Subject Shares and to vote, or cause to be voted, all of the Subject Shares against the approval of the Lyreco Transaction or any and all elements thereof or relating thereto, including without limitation any resolution relating to the issue of securities by the Company in connection with the Lyreco Transaction.

2.3         The Selling Shareholder shall provide Staples with copies of all documentation evidencing the registrations of the Subject Shares with the Company and copies of the voting powers of attorney.

2.4         The Selling Shareholder shall grant an irrevocable voting power of attorney in the form set out in Schedule 1 attached hereto, which shall be registered in accordance with Clause 2.2. During an EGM all the votes attached to the Subject Shares shall be exercised on behalf of the Selling Shareholder exclusively on the basis of this irrevocable power of attorney. Unless so requested by Staples, the Selling Shareholder shall not attend an EGM or otherwise seek to cast its votes.

2.5         The Selling Shareholder hereby confirms and represents to Staples that:

2.5.1         it has all relevant power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and there are no restrictions or limitations pertaining thereto;

2.5.2         it is not relying on any representation or warranty from Staples or any of its affiliates, directors, employees or advisors;

2.5.3         it has full legal and (where such concept is applicable) beneficial title to all Subject Shares, free and clear of any encumbrances and with full right and capacity to sell and transfer the same;

2.5.4         it has no obligation (certain or contingent) other than pursuant to this Agreement to transfer any Subject Shares to anyone at any time, and that no person or entity has claimed any such right;

2.5.5         the sale and transfer of the Subject Shares hereunder is in full compliance with securities and other applicable laws or regulations to which the Selling Shareholder is subject; and

2.5.6         no actions or events have taken place or will take place before the date of the transfer of the Subject Shares that adversely affect the Selling Shareholder’s ownership rights to the Subject Shares to the effect that, if a new EGM is set with a record date that occurs in this period, the Selling Shareholder would not be able to register and cast the voting rights attached to the Subject Shares at that EGM.

2.6         Unless and until the Offer lapses or is withdrawn or the Selling Shareholder’s obligations under this Agreement lapse in accordance with the terms of this Agreement, the Selling Shareholder will, unless specifically permitted by this Agreement, not to do anything that can reasonably be expected to cause the Selling Shareholder to not to be able to exercise the voting rights attached to the Subject Shares at the EGM.

3.           TERMINATION OF THIS AGREEMENT

3.1         This Agreement and the obligations set out in clauses 2.3 and 2.4 of this Agreement shall lapse 30 days after the date of completion of the sale of the Subject Shares from the Selling Shareholder to Staples.

4.           CONFIDENTIALITY AND ANNOUNCEMENTS

4.1         Subject to applicable Dutch and US law and regulations, the rules and regulations of any relevant stock exchange or any other jurisdiction in which the Offer is made, the parties agree to keep confidential the signing, execution and contents of this

Agreement and any information the Selling Shareholder has received from Staples in connection with this Agreement.

4.2         For the avoidance of doubt, nothing in this Clause 4 shall prejudice the timing and scope of Staples’ and the Selling Shareholder’s disclosure obligations under applicable law, the rules and regulations of a relevant stock exchange or public offer rules in The Netherlands or any other jurisdiction in which the Offer is made.

5.           MISCELLANEOUS

5.1         Amendments or additions to this Agreement must be in writing and signed by or on behalf of each party.

5.2         Each party shall pay its own costs and expenses incurred in the preparation, execution and enforcement of this Agreement.

5.3         To the extent permitted by law, the parties hereby waive their rights under articles 6:265 through 6:272 and 6:228, respectively, of the Civil Code to rescind (ontbinden) or nullify (vernietigen) on the ground of error (dwaling), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of, this Agreement.

5.4         The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provisions shall be as close as possible to the intent of the invalid or unenforceable provision.

6.           NOTICES

A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by registered express mail (and air mail if overseas) or by fax to the party due to receive the notice or communication, at its address or fax number set out hereunder or another address specified by that party by written notice to the others.

Staples Acquisition B.V.

Jool-Hulstraat 24
1327 HA Almere
The Netherlands

Attention:	Theo van Brandenburg
Fax number:	+31 (0)36 547 8002

With a copy to:

Staples, Inc

500 Staples Drive Framingham,

MA 01702

United States of America

Attention:	Kristin Campbell
Fax number:	+1 (508) 253 8955

[•]

Attention:	[•]
Fax number:	[•]

7.           GOVERNING LAW AND JURISDICTION

This Agreement is governed by, and shall be construed in accordance with, the laws of The Netherlands. Any dispute arising out of or in connection with this Agreement (including questions in respect of the authority of the arbitrators) will be finally settled by arbitration in accordance with the rules of The Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal will be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitral proceedings shall be conducted in the English language. The arbitrators will decide according to the rules of law. This paragraph shall also apply to disputes arising in connection with agreements that are connected with this Agreement, unless the relevant agreement expressly provides otherwise.

AS AGREED AND SIGNED in two counterparts on the date first above written.

STAPLES ACQUISITION B.V.

By:
Title:

[•]

By:
Title:

SCHEDULE 1

VOTING POWER OF ATTORNEY

[•], a company incorporated under the laws of [•], having its office address at [•] ([•]) (the “Selling Shareholder”);

WHEREAS

1.           the Selling Shareholder holds at the date hereof and held at the record date announced for the Company’s extraordinary Shareholders meeting on 18 June 2008, as set out in Company’s press release of 29 May 2008 legal and beneficial title to [•] ordinary shares (the “Subject Shares”) in the share capital of Corporate Express N.V. (the “Company”);

2.           the Selling Shareholder has duly registered the Subject Shares with the Company for the purposes of the Company’s extraordinary general meeting of shareholders scheduled to be held on 18 June 2008 (the “EGM”) prior to the registration date set by the Company in its convening notice for the EGM.

HEREBY IRREVOCABLY APPOINTS each of the representatives of Staples Acquisition B.V. and Staples Inc, including but not limited to: John Mahoney, Kristin Campbell, Christene Komola, Theo van Brandenburg and Ralph Paulmann (each an “Attorney” and together the “Attorneys”), acting individually and with full powers of substitution (recht van substitutie), to be its attorney for the following purposes:

1.           to attend on behalf of the Selling Shareholder the EGM, to represent the Selling Shareholder at such meeting, to participate in the discussion at the meeting and to cast on behalf of the Selling Shareholder all the votes attached to the Subject Shares, in particular to vote against the approval of the acquisition of Lyreco SAS by the Company (the “Lyreco Transaction”) or elements of or relating to the Lyreco Transaction; and

2.           to approve, execute and deliver on behalf of the Selling Shareholder such other documents and to do all such other acts and things as the Attorney shall deem necessary or appropriate for the purpose of giving effect to the voting against the Lyreco Transaction.

3.           To take any and all actions deemed necessary of appropriate to register the Selling Shareholder’s shares and this power of attorney for any and all shareholders meetings organised by Corporate Express to the extent the Selling Shareholder has any registration rights in respect of that meeting.

This Power of Attorney is irrevocable and is governed by the laws of The Netherlands.

For and on behalf of

[•]

By:
Title: